 Exhibit 99.1

Profound Medical Announces At-the-Market Offering of up to US$30,000,000

TORONTO, ON (September 6, 2023) - Profound Medical Corp. (TSX: PRN; NASDAQ: PROF) (“Profound” or the “Company”) announces that it has established an at-the-market equity program (the “ATM Program”) that allows the Company, through certain securities dealers acting as agents (together, the “Agents“), to issue and sell from time to time up to US$30,000,000 of common shares in the capital of the Company (the “Common Shares”).

Any Common Shares sold under the ATM Program will be made through “at-the-market distributions” as defined in the Canadian Securities Administrators’ National Instrument 44-102 - Shelf Distributions, including sales made through the Toronto Stock Exchange (the “TSX”) or the Nasdaq Stock Market LLC (the “Nasdaq”) or on any other trading market for the Common Shares. The TSX has conditionally approved the listing of the Common Shares that may be issued under the ATM Program and listing will be subject to the Company fulfilling all of the listing requirements of the TSX. Distributions of the Common Shares under the ATM Program will be made pursuant to the terms of an equity distribution agreement dated September 6, 2023 (the “Distribution Agreement”) between the Company and the Agents.

The Sales of Common Shares, if any, will be made at the market prices prevailing at the time of each sale and, as a result, prices may vary as between purchasers and during the period of the ATM Program. The volume and timing of distributions under the ATM Program will be determined at the Company’s discretion. The ATM Program will be effective until the earlier of the issuance and sale of all of the Common Shares issuable pursuant to the ATM Program and April 23, 2024, unless terminated prior to such date in accordance with the terms of the Distribution Agreement.

The offering of the Common Shares under the ATM Program will be made pursuant to a prospectus supplement dated September 6, 2023 (the “Prospectus Supplement”) to the Company’s short form base shelf prospectus dated March 23, 2022 (the “Base Shelf Prospectus”), which were each filed with the applicable securities regulatory authorities in each of the provinces and territories of Canada, and in the United States pursuant to a prospectus supplement dated September 6, 2023 (the “U.S. Prospectus Supplement”) to the Company’s U.S. base shelf prospectus (the ”U.S. Base Shelf Prospectus“) included in its registration statement on Form F-10, as amended (File No. 333-263248) (the “Registration Statement”), filed with the U.S. Securities and Exchange Commission under the U.S. Securities Act of 1933, as amended.

The timing and extent of the use of the ATM Program will be at the discretion of the Company. Accordingly, total gross proceeds from equity offerings under the ATM Program could be significantly less than US$30,000,000.

The Company intends to use the net proceeds of the Offering, if any: (i) to fund the continued commercialization of the TULSA-PRO® system in the United States, (ii) to fund the continued development and commercialization of the TULSA-PRO® system and the Sonalleve® system globally, and (iii) for working capital and general corporate purposes.

Copies of the Distribution Agreement, the Prospectus Supplement and the Base Shelf Prospectus are available on SEDAR+ at www.sedarplus.ca and the Distribution Agreement, the U.S. Prospectus Supplement, the U.S. Base Prospectus and the Registration Statement are available on EDGAR at www.sec.gov.

Copies of the Distribution Agreement, the Prospectus Supplement, the Base Shelf Prospectus, the U.S. Prospectus Supplement, the U.S. Base Shelf Prospectus and the Registration Statement may also be obtained directly from the Company at 2400 Skymark Avenue, Unit 6, Mississauga, Ontario, L4W 5K5, Telephone: (647) 476-1350.

No securities regulatory authority has either approved or disapproved of the contents of this press release. This press release is for information purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

About Profound Medical Corp.

Profound is a commercial-stage medical device company that develops and markets customizable, incision-free therapies for the ablation of diseased tissue.

Profound is commercializing TULSA-PRO®, a technology that combines real-time MRI, robotically-driven transurethral ultrasound and closed-loop temperature feedback control. TULSA-PRO® is designed to provide customizable and predictable radiation-free ablation of a surgeon-defined prostate volume while actively protecting the urethra and rectum to help preserve the patient’s natural functional abilities. TULSA-PRO® has the potential to be a flexible technology in customizable prostate ablation, including intermediate stage cancer, localized radio-recurrent cancer, retention and hematuria palliation in locally advanced prostate cancer, and the transition zone in large volume benign prostatic hyperplasia (BPH). TULSA-PRO® is CE marked, Health Canada approved, and 510(k) cleared by the U.S. Food and Drug Administration (“FDA”).

Profound is also commercializing Sonalleve®, an innovative therapeutic platform that is CE marked for the treatment of uterine fibroids and palliative pain treatment of bone metastases. Sonalleve® has also been approved by the China National Medical Products Administration for the non-invasive treatment of uterine fibroids and has FDA approval under a Humanitarian Device Exemption for the treatment of osteoid osteoma. The Company is in the early stages of exploring additional potential treatment markets for Sonalleve® where the technology has been shown to have clinical application, such as non-invasive ablation of abdominal cancers and hyperthermia for cancer therapy.

Forward-Looking Statements

This release includes forward-looking statements regarding Profound and its business which may include, but are not limited to, statements with respect to the ATM Program, including the use of proceeds thereof, the expected ATM Program jurisdictions, and the expectations regarding the efficacy of Profound’s technology in the treatment of prostate cancer, uterine fibroids and palliative pain treatment. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "is expected", "expects", "scheduled", "intends", "contemplates", "anticipates", "believes", "proposes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Such statements are based on the current expectations of the management of Profound. The forward-looking events and circumstances discussed in this release, may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting the Company, including risks regarding the ATM Program (including that the Company may be unsuccessful in selling Common Shares under the ATM Program or that the Company’s use of proceeds of the ATM Program may differ from those indicated), the pharmaceutical industry, economic factors, the equity markets generally and risks associated with growth and competition, and the other risks described in the Prospectus Supplement, the Base Shelf Prospectus, the U.S. Prospectus Supplement, the U.S. Base Shelf Prospectus and the Registration Statement, and the documents incorporated by reference therein. Although Profound has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement can be guaranteed. All forward-looking information in this news release is as of the date of this news release. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and Profound undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise, other than as required by law.

For further information, please contact:

Stephen Kilmer

Investor Relations

skilmer@profoundmedical.com

T: 647.872.4849